February 23, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Melissa Raminpour

Re: Radiant Logistics, Inc.

Form 10-K for the year ended June 30, 2015

Response dated February 17, 2016

File No. 001-35392

Dear Ms. Raminpour:

We thank you for your comment letter dated February 17, 2016 (the “Comment Letter”) addressed to Radiant Logistics, Inc. (the “Company”).  The following is in response to the Staff’s Comment Letter.  The comment is included in bold below and is numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s response immediately follows the comment.

Form 10-K for the Fiscal Year Ended June 30, 2015

Supplemental Pro Forma Information, page 33 and Independent Auditors Report, page F-2

1.

We have reviewed your responses to prior comments 1 and 2 and note your intent to file an amendment to the June 30, 2015 Annual Report on Form 10-K (the “Form 10-K”) to include the proposed revisions. We also note that your proposed introductory paragraph to the supplemental pro forma information indicates that the pro forma results are also adjusted to reflect a consolidation of the historical results of operations of Wheels, and the Company as adjusted to reflect the amortization of acquired intangibles. In light of the additional adjustments noted in the footnotes below your pro forma statement of income data, please revise this introductory paragraph to disclose the nature of these additional pro forma adjustments. Please file the amended 10-K accordingly.

Response:

The Company will revise its introductory paragraph of the supplemental pro forma information to describe the nature of the additional pro forma adjustments. The Company has set forth below its proposed revised introductory paragraph and has highlighted the additional description in bold and italicized font.

“The results of operations discussion that appears below has been presented utilizing a combination of historical unaudited and, where relevant, pro forma unaudited information to include the effects on our consolidated financial statements of our acquisition of Wheels, as if we had acquired Wheels as of July 1, 2014. The pro forma results are also adjusted to reflect a consolidation of the historical results of operations of Wheels, and the Company as adjusted to reflect the amortization of acquired intangibles, increased interest expense, changes in taxes, increased stock compensation expense, and highlights the transaction costs incurred to complete the Wheels transaction. The pro forma results have been developed based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of this transaction.”

We believe that we have adequately responded to the outstanding comments.  Please call me directly at (425) 943-4541 with any questions or additional comments.  Thank you.

Very truly yours,

RADIANT LOGISTICS, INC.

      Todd E. Macomber

      Senior Vice President and Chief Financial Officer